UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2018

001-35878

(Commission

File Number)

Intelsat S.A.

(Translation of registrant’s name into English)

4 rue Albert Borschette

Luxembourg

Grand-Duchy of Luxembourg

L-1246

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☑            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Early Tender Results

On March 15, 2018, Intelsat S.A. issued a press release announcing the early tender results of the previously announced cash tender offer by its indirect subsidiary, Intelsat Connect Finance S.A. (“ICF”), to purchase any and all of the outstanding 6 3/4% Senior Notes due 2018 (CUSIP No. 458204 AN4; ISIN No. US458204AN49) issued by Intelsat (Luxembourg) S.A., a subsidiary of Intelsat S.A. and ICF’s direct parent company, that are not already held by ICF. A copy of the press release announcing the early tender results is hereby incorporated by reference and attached hereto as Exhibit 99.1.

(d) Exhibits.

Exhibit No.	Document Description

99.1	Press Release, dated March 15, 2018, entitled “Intelsat Announces Early Tender Results for Certain Notes of Intelsat (Luxembourg) S.A.”

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

INTELSAT S.A.

Date: March 16, 2018	By:	/s/ Michelle Bryan
	Name:	Michelle Bryan
	Title:	Executive Vice President, General Counsel, Chief Administrative Officer & Secretary

EXHIBIT INDEX

Exhibit No.	Document Description

99.1	Press Release, dated March 15, 2018, entitled “Intelsat Announces Early Tender Results for Certain Notes of Intelsat (Luxembourg) S.A.”

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